UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2023

OR

☐ Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File Number: 000-22062

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Uwharrie Capital Corp Employees 401(k) Retirement Plan

132 North First Street

Albemarle, North Carolina 28001

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Uwharrie Capital Corp

132 North First Street

Albemarle, North Carolina 28001

Uwharrie Capital Corp Employees 401(k) Retirement Plan

Financial Statements and Supplementary Information

December 31, 2023 and 2022 and for the Year Ended December 31, 2023

And Report of Independent Registered Public Accounting Firm

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2023 and 2022	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2023	3
Notes to Financial Statements	4

Supplementary Information:
Schedule of Assets (Held at End of Year)	11

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants

Uwharrie Capital Corp Employees 401(k) Retirement Plan

Albemarle, North Carolina

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Uwharrie Capital Corp Employees 401(k) Retirement Plan (the “Plan”) as of December 31, 2023 and 2022, and the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2023, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Wipfli LLP

We have served as the Plan’s auditor since 2023.

June 26, 2024

Atlanta, Georgia

Uwharrie Capital Corp Employees 401(k) Retirement Plan
Statements of Net Assets Available for Benefits
December 31, 2023 and 2022

	2023	2022
ASSETS
Investments at fair value	$30,933,335	$26,624,309
Notes receivable from participants	176,583	245,675
Employer contributions receivable	10,211	-
Net assets available for benefits	$31,120,129	$26,869,984

See accompanying notes to financial statements

Uwharrie Capital Corp Employees 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2023

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of instruments	$2,723,585
Interest and dividends	587,372
Total investment income	3,310,957

Interest income on notes receivable from participants	10,709

Contributions:
Participants	1,152,700
Employer	666,704
Rollovers	61,939
Total contributions	1,881,343

Total additions	5,203,009

Deductions from net assets attributed to:
Benefits paid to participants	881,792
Administrative expenses	71,072

Total deductions	952,864

Net change	4,250,145

Net assets available for benefits:
Beginning of year	26,869,984

End of year	$31,120,129

See accompanying notes to financial statements

Uwharrie Capital Corp Employees 401(k) Retirement Plan

Notes to Financial Statements

Note 1 – Description of Plan

The following description of the Uwharrie Capital Corp Employees 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of Uwharrie Capital Corp and its subsidiaries (the “Company”) who have 30 days of service and are age eighteen or older. The Oversight Committee of the Company’s Board of Directors controls and manages the operations and administration of the Plan. American Trust Company (the “Trustee”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Each year, participants may contribute compensation, as defined in the Plan document, subject to certain Internal Revenue Code (“IRC”) limitations. Participant salary deferrals may be traditional 401(k) (pretax) and/or Roth 401(k) (after-tax). Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans and certain individual retirement accounts. The Company makes a safe harbor matching contribution of 100% of the first 5% of compensation that a participant contributes to the Plan. Additional amounts may be contributed at the option of the Company’s Board of Directors. No additional contributions were made for the year ended December 31, 2023. Contributions are subject to certain limitations.

Investment options

Participants direct the investment of their accounts into various investment options offered by the Plan. The Plan currently offers a self-directed brokerage account, mutual funds, a stable value collective trust fund, and common collective trust funds as investment options for participants.

Participant accounts

Each participant’s account is credited with the participant’s contributions and Company contributions and allocations of Plan earnings. The account is charged with benefit payments, transaction fees, and allocations of administrative expenses and Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Eligible participants are immediately 100% vested in both Company and participant contributions plus actual earnings thereon.

Notes receivable from participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of

$50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at rates which are commensurate with local prevailing rates as determined by the Plan administrator. At December 31, 2023, outstanding loans bore interest rates ranging from 4.25% to 9.50%. Principal and interest are paid ratably through payroll deductions.

Payment of benefits

On termination of service, death, disability, retirement or for other reasons, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in a lump-sum amount as provided by the Plan. Participants subject to certain required minimum distributions may receive periodic installment amounts. Hardship distributions are permitted upon demonstration of financial hardship. All fully vested account balances are available for distribution after the participant reaches the age of 59 ½.

Note 2 – Summary of Significant Accounting Policies

Basis of accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates and assumptions.

Investment valuation and income recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Plan management determines the Plan’s valuation policies utilizing information provided by the Trustee. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes receivable from participants

Notes receivable from participants are measured at their unpaid principal balance plus accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Payment of benefits

Benefits are recorded upon distribution.

Administrative expenses

The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the Plan document. Certain administrative functions are performed by employees of the Company. No such employee receives compensation from the Plan. Expenses relating to specific participant transactions are charged directly to the participant’s account.

Subsequent events

The Plan has evaluated subsequent events through the date of issuance of these financial statements. No significant subsequent events have occurred requiring adjustments to the financial statements or disclosures.

Note 3 – Fair Value Measurements

Fair value, as defined under GAAP, is an exit price representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

Level 1: Observable inputs such as quoted prices in active markets.

Level 2: Inputs other than quoted prices in active markets that are either directly or indirectly observable.

Level 3: Unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2023 and 2022.

Uwharrie Capital Corp common stock

Uwharrie Capital Corp common stock is valued at quoted market prices. The common stock is classified within Level 1 of the valuation hierarchy.

Mutual funds

Mutual funds are publicly traded investments and are valued daily at the closing price reported on the active market on which the funds are traded. As such, mutual funds are reported within Level 1 of the valuation hierarchy.

Stable value collective trust fund

The Plan invests in a stable value collective trust fund for which quoted prices are not available in active markets for identical instruments. The Plan utilizes the net asset value (“NAV”) per share provided by the Trustee as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily. The stable value collective trust fund is not required to be classified within a level on the fair value hierarchy.

Common collective trust funds

These funds are valued at the NAV of units of the collective fund. The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the funds will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily. The common collective trust funds are not required to be classified within a level on the fair value hierarchy.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets accounted for at fair value as of December 31, 2023 and 2022.

	Assets at Fair Value as of December 31, 2023
	Level 1	Level 2	Level 3	Total
Mutual funds	$19,804,481	$-	$-	$19,804,481
Self-directed brokerage accounts
Uwharrie Capital Corp common stock	727,288	-	-	727,288
Other investments	85,698	-	-	85,698
	$20,617,467	$-	$-	20,617,467
Investments measured at NAV(a)				10,315,868
Total investments at fair value				$30,933,335

	Assets at Fair Value as of December 31, 2022
	Level 1	Level 2	Level 3	Total
Mutual funds	$16,478,659	$-	$-	$16,478,659
Self-directed brokerage accounts
Uwharrie Capital Corp common stock	731,320	-	-	731,320
Other investments	75,677	-	-	75,677
	$17,285,656	$-	$-	17,285,656
Investments measured at NAV(a)				9,338,653
Total investments at fair value				$26,624,309

(a) In accordance with GAAP, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

The following table summarizes investments for which fair value is measured using the NAV per share practical expedient as of December 31, 2023 and 2022. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	Fair Value at December 31, 2023	Fair Value at December 31, 2022	Unfunded Commitments	Other Redemption Restrictions	Redemption Notice Period
Stable value collective trust fund	$7,694,245	$7,240,914	None	Daily	None
Common collective trust funds	2,621,623	2,097,739	None	Daily	None
	$10,315,868	$9,338,653

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Note 4 – Exempt Party-In-Interest Transactions

Certain plan investments are managed by the Trustee. Fees paid to the Trustee by the Plan for investment management services and administrative services were $71,072 for the year ended December 31, 2023. These transactions, as well as, notes receivable from participants, qualify as exempt party-in-interest transactions under ERISA.

Note 5 – Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Note 6 – Tax Status

The Plan has not obtained a determination letter from the Internal Revenue Service (the “IRS”) stating that the Plan was in compliance with the applicable requirements of the IRC. The Plan is relying on the IRS approval of the volume submitter plan that it is utilizing. The IRS has determined and informed the document sponsor by a letter dated June 30, 2020, that the volume submitter plan document was designed in accordance with applicable sections of the IRC. The Plan has been amended since the document sponsor received the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2023 and 2022, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 7 – Risks and Uncertainties

The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for benefits.

Supplementary Information

Uwharrie Capital Corp Employees 401(k) Retirement Plan
Schedule of Assets (Held at End of Year)
EIN 56-1814206
Plan No. 001
December 31, 2023

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost **	(e) Current Value

	Self-Directed Brokerage Accounts
*	Uwharrie Capital Corp	93,242 common shares x $7.80/share		$727,288
	Personal Choice Retirement Acct	Cash and other investments		85,698
				812,986
	Collective Trust Funds
*	American Trust Company	MetLife UTC Stable Value Fund		7,694,245
*	American Trust Company	Wealth Preservation Strategy Target Risk - Moderate II		2,493,175
*	American Trust Company	Wealth Preservation Strategy Target Risk - Conservative II		128,448
				10,315,868
	Mutual Funds
	American Funds	Europacific Growth R6		1,169,443
	American Funds	New Perspective R6 Fund		174,089
	Carillion	Eagle Mid Cap Growth R6		266,008
	DFA	US Large Cap Value I		2,999,997
	DFA	Real Estate Securities I Fund		502,880
	DFA	US Targeted Value		497,365
	DFA	Emerging Markets I Fund		452,899
	DFA	Intermediate Govt Fund II		30
	Dodge & Cox	Income Fund		4,547,451
	MFS	Growth R6		1,253,090
	PIMCO	Commodity Real Return Strategy Admin Fund		2,436
	Schwab	Fdmtl Intl Lg Co Idx		780,409
	Vanguard	Index 500 Fund Admiral		4,725,204
	Vanguard	Mid Cap Index Fund Admiral		1,082,060
	Vanguard	Mid Cap Value Index Fund Admiral		690,394
	Vanguard	Small Cap Index Fund Admiral		527,790
	Vanguard	Small Cap Growth Index Fund Admiral		132,367
	Vanguard	Balanced Index Admiral Fund		569
				19,804,481

*	Plan participant loans***	Interest-bearing at 4.25% to 9.50% maturing through September 2028	$-	176,583

	Total investments			$31,109,918

* Represents party-in-interest
** Cost omitted for participant-directed investments
*** The accompanying financial statements classify participant loans as notes receivable from participants

Exhibit Index

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm (filed herewith)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Uwharrie Capital Corp Employees 401(k) Retirement Plan
(Name of Plan)

Date:	June 26, 2024	/s/ Susan B. Gibson
Susan B. Gibson
Plan Administrator